SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in addition to the Market Announcement release on December 21, 2015, the following about Eletronet S.A. (“Eletronet”).

Eletrobras Participações S.A. (“Eletropar”), a subsidiary of Eletrobras, currently holds 49% of the capital stock of Eletronet, and LT Bandeirante Empreendimentos Ltda (“LT Bandeirante”) holds 51%.

Eletronet is a high-speed, long-distance IP transit and data transport services provider to telecommunications operators and acting as a value-added service provider.

In 1999, the subsidiaries Companhia Hidro Elétrica do São Francisco (“Chesf”), Centrais Elétricas do Norte do Brasil S.A (“Eletronorte”), Eletrosul Centrais Elétricas (“Eletrosul”) and Furnas Centrais Elétricas (“Furnas”), which are jointly referred to as “Assignors”, with the intervention of Eletrobras, entered into with Eletropar the Assignment Agreement of Right to Use the Electric Energy Transmission System and Fiber Optics (“Assignment Agreement”).

In its turn, Eletropar and Eletronet, with the involvement of Eletrobras, also signed, in 1999, the Agreement for the Constitution of the Right of Access to the Infrastructure of the Electricity and Optical Fiber Transmission System (“Agreement for the Constitution of the Right of Access”) so that Eletronet could use the Assignors transmission tower infrastructure to build a telecommunications signal transmission network.

The Agreement for the Constitution of the Right of Access are collectively referred to as the “Sharing Agreements”. Eletropar has the obligation to transfer to the Assignors the amounts received from Eletronet, being remunerated upon the receipt of a fee.

Due to the deadlines for the termination of the Sharing Agreements and after evaluations within the scope of the Eletronet project, the Board of Directors of Eletrobras and the Assignors approved the following instruments to be signed: (i) 9th Amendment to the “Assignment Agreement” between Eletropar and the Assignors, with the intervention of Eletrobras, and attachments, including operative agreement, (ii) 4th Addendum to the “Right Constitution Agreement”, between Eletronet and Eletropar, with the intervention of Eletrobras, aiming mainly at the extension of the term of the contracts, until August 20, 2039, including the permission to use the infrastructure and fibers launched by Eletronet that are currently being used by the Assignors, in compliance with the agreements entered into by the Assignors with third parties; (iii) Debt Confession Agreements between Eletronet, LT Bandeirante, Eletropar and Assignors with Eletrobras intervening, mainly aiming to recognize Eletronet’s debt, in the amount of BRL 130 million, as of January 31 2019; and (iv) Amendments to the Eletronet Shareholders’ Agreement, with the purpose, mainly, of improving processes of eventual change in Eletronet’s shareholding composition.

Amendments to the Shareholders' Agreement and Sharing Agreements are subject to the consent of the Ministry of Economy. The legal effects of the Assignment Agreement Addendum will occur after obtaining the consent of the National Electric Energy Agency (ANEEL). The amendments to the Shareholders' Agreement, the Sharing Agreements and the Debt Confessions have precedent, suspensive and terminating contractual conditions.

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

The current Sharing Agreements, as well as the respective amendments to be signed, include the transfer of any and all benefits obtained by Eletropar, except for their contractual remuneration, to the Assignors.

The Company will keep the market informed about the subject matter of this Market Announcement.

Rio de Janeiro, December 20, 2019

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.